CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023

SILVERCREST METALS INC. TABLE OF CONTENTS

2

SILVERCREST METALS INC. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) AS AT

	March 31, 2023	December 31, 2022

ASSETS
Current assets
Cash and cash equivalents	$45,765	$50,761
Bullion (note 3)	1,985	-
Accounts receivable	181	179
Value-added taxes receivable	17,307	15,985
Inventories (note 4)	42,913	40,203
Prepaid expenses and other	4,882	4,690
Total current assets	113,033	111,818

Non-current assets
Value-added taxes receivable	18,152	15,433
Mineral property, plant, and equipment (note 5)	231,071	228,098
Total non-current assets	249,223	243,531

TOTAL ASSETS	$362,256	$355,349

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (note 6)	$23,593	$23,416
Lease liabilities	85	116
Debt (note 7)	17,891	13,393
Total current liabilities	41,569	36,925

Non-current liabilities
Lease liabilities	254	260
Deferred income tax liability	3,101	382
Debt (note 7)	6,920	36,198
Reclamation and closure provision (note 8)	5,071	4,590
Total non-current liabilities	15,346	41,430
Total liabilities	56,915	78,355

Shareholders' equity
Capital stock (note 15)	406,105	405,811
Share-based payment reserve (note 15)	11,468	10,945
Foreign currency translation reserve	(13,464)	(13,793)
Deficit	(98,768)	(125,969)
Total shareholders' equity	305,341	276,994

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$362,256	$355,349

Nature of operations (note 1)

Commitments (note 17)
Subsequent event (note 18)

Approved by the Board and authorized for issue on May 11, 2023:

"N. Eric Fier"	Director	"Graham C. Thody"	Director

The accompanying notes are an integral part of these consolidated financial statements.	3

SILVERCREST METALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR PER SHARE AMOUNTS; SHARES IN THOUSANDS)
FOR THE THREE MONTHS ENDED MARCH 31,

	2023	2022

Revenue (note 9)	$57,983	$-
Cost of sales (note 10)	(22,377)	-
Mine operating income	35,606	-

Expenses
General and administrative expenses (note 11)	(2,815)	(1,651)
Exploration and evaluation expenditures	(226)	(1,754)
Share-based compensation (notes 14 and 15)	(718)	(420)
	(3,759)	(3,825)
Other income (expense)
Foreign exchange gain (loss) (note 17)	1,119	(5,300)
Interest and finance expense (note 13)	(1,369)	(61)
Interest and investment income (note 3)	772	383
Income (loss) before income taxes	32,369	(8,803)

Income tax (expense) recovery (note 12)	(5,204)	57
Income (loss) for the period	$27,165	$(8,746)

Other comprehensive income (loss)
Foreign currency translation adjustment	329	5,999
Comprehensive income (loss) for the period	$27,494	$(2,747)

Basic income (loss) per common share	$0.18	$(0.06)
Diluted income (loss) per common share	$0.18	$(0.06)

Weighted average number of common shares outstanding
Basic	147,200	145,705
Diluted	152,414	145,705

The accompanying notes are an integral part of these consolidated financial statements.	4

SILVERCREST METALS INC. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) FOR THE THREE MONTHS ENDED MARCH 31,

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) for the period	$27,165	$(8,746)
Adjustments for:
Depreciation and depletion (note 5)	4,067	14
Foreign exchange (gain) loss, unrealized	(1,629)	3,386
Income tax expense (recovery)	5,204	(57)
Income taxes paid	(987)	-
Interest and finance expense (note 13)	1,349	61
Interest and investment income	(772)	(383)
Share-based compensation	1,120	551
Cash flow provided by operating activities before changes in non-cash working capital items	35,517	(5,174)
Changes in non-cash working capital items:
Accounts receivable	(15)	10
Value-added taxes receivable	(4,042)	(2,513)
Inventories	4,180	-
Prepaids and deposits	(239)	(171)
Accounts payable and accrued liabilities	(8,428)	(687)
Net cash provided by (used in) operating activities	26,973	(8,535)

CASH FLOWS FROM INVESTING ACTIVITIES
Bullion	(1,810)	-
Interest received	721	357
Expenditures on mineral property, plant, and equipment	(7,930)	(17,437)
Net cash used in investing activities	(9,019)	(17,080)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued	179	492
Loan prepayments (note 7)	(25,000)	-
Loan interest payments	(1,077)	(1,901)
Payment of lease liabilities	(43)	(40)
Net cash used in financing activities	(25,941)	(1,449)

Effect of foreign exchange on cash and cash equivalents	2,991	2,562

Change in cash and cash equivalents, during the period	(4,996)	(24,502)
Cash and cash equivalents, beginning of the period	50,761	176,515
Cash and cash equivalents, end of the period	$45,765	$152,013

Cash and cash equivalents is represented by:
Cash	$45,765	$111,048
Cash equivalents	-	40,965
Total cash and cash equivalents	$45,765	$152,013

Non-cash investing activities
Capitalized to mineral property, plant, and equipment
Accounts payable and accrued liabilities	$4,498	$7,503
Depreciation and depletion (note 5)	$22	$564
Loan interest accretion	$-	$196
Share-based compensation	$180	$496
Interest on lease liabilities	$1	$4
Change in reclamation and closure provision	$-	$(53)

Supplementary cash flow information	March 31, 2023	December 31, 2022
Mineral property, plant, and equipment in accounts payable and accrued liabilities	$4,498	$3,350

The accompanying notes are an integral part of these consolidated financial statements.	5

SILVERCREST METALS INC. CONDENSED CONSOLIDATED INTERIM STATEMENT OF SHAREHOLDERS’ EQUITY (UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS; SHARES IN THOUSANDS)

	Capital stock		Share-based	Foreign currency
			payment	translation
	Number	Amount	reserve	reserve	Deficit	Total

Balance at December 31, 2021	145,649	$401,736	$9,782	$14,194	$(157,442)	$268,270

Stock options exercised	220	790	(298)	-	-	492
Stock options forfeited	-	-	(12)	-	12	-
Share-based compensation, stock options	-	-	794	-	-	794
Foreign exchange translation	-	-	-	5,999	-	5,999
Net loss for the period	-	-	-	-	(8,746)	(8,746)

Balance at March 31, 2022	145,869	402,526	10,266	20,193	(166,176)	266,809

Stock options exercised	1,287	3,285	(1,310)	-	-	1,975
Stock options forfeited	-	-	(160)	-	160	-
Share-based compensation, stock options	-	-	2,149	-	-	2,149
Foreign exchange translation	-	-	-	(33,986)	-	(33,986)
Income for the period	-	-	-	-	40,047	40,047

Balance at December 31, 2022	147,156	405,811	10,945	(13,793)	(125,969)	276,994

Stock options exercised (note 15)	75	294	(115)	-	-	179
Stock options forfeited (note 15)	-	-	(36)	-	36	-
Share-based compensation, stock options (note 15)	-	-	674	-	-	674
Foreign exchange translation	-	-	-	329	-	329
Income for the period	-	-	-	-	27,165	27,165

Balance at March 31, 2023	147,231	$406,105	$11,468	$(13,464)	$(98,768)	$305,341

The accompanying notes are an integral part of these consolidated financial statements.	6

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
THREE MONTHS ENDED MARCH 31, 2023

1. NATURE OF OPERATIONS

SilverCrest Metals Inc. (the "Company" or "SilverCrest") is a Canadian precious metals producer headquartered in Vancouver, British Columbia. The Company was incorporated under the Business Corporations Act (British Columbia). The common shares of the Company trade on the Toronto Stock Exchange ("TSX") under the symbol "SIL" and on the NYSE-American under the symbol "SILV". The head office and principal address of the Company is 501-570 Granville Street, Vancouver, BC, Canada, V6C 3P1. The address of the Company's registered and records office is 19th Floor, 885 West Georgia Street, Vancouver, BC, Canada, V6C 3H4.

The Company's principal focus is operating the Las Chispas Mine, located in Sonora, Mexico.

2. SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). These condensed consolidated interim financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2022, which include information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies, use of judgments and estimation methods were presented in notes 2 and 3, respectively, of those consolidated financial statements and have been consistently applied in the preparation of these condensed consolidated interim financial statements. In addition, the Company adopted a new accounting policy related to bullion and certain accounting standard amendments (see note 3).

Basis of preparation and measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. Additionally, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These condensed consolidated interim financial statements were approved for issuance by the Board of Directors on May 11, 2023.

Basis of consolidation

These condensed consolidated interim financial statements incorporate the financial statements of the Company and its subsidiaries, all of which are wholly owned. There has been no change to the Company's subsidiaries since December 31, 2022. The Company consolidates subsidiaries where the Company can exercise control. Control is achieved when the Company is exposed to variable returns from involvement with an investee and can affect the returns through power over the investee. Control is normally achieved through ownership, directly or indirectly, of more than 50 percent of the voting power. Control can also be achieved through power over more than half of the voting rights by virtue of an agreement with other investors or through the exercise of de facto control. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition of control up to the effective date of loss of control.

The Company's principal subsidiary at March 31, 2023 was the wholly-owned Compañía Minera La Llamarada, S.A. de C.V. located in Mexico whose principal project and purpose is ownership and operation of the Las Chispas Mine.

Intercompany assets, liabilities, equity, income, expenses, and cash flows between the Company and its subsidiaries are eliminated on consolidation.

Adoption of accounting amendments

Amendments to IAS 12 - deferred tax related to assets and liabilities arising from a single transaction

The Company adopted the IASB published amendments to IAS 12- Income Taxes at January 1, 2023. The amendments require companies to recognize deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The proposed amendments typically apply to transaction such as leases for the lessee and decommissioning and restoration obligations related to assets in operation. The Company concluded that the adoption of the amendments had no significant impact on its interim condensed consolidated financial statements.

7

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
THREE MONTHS ENDED MARCH 31, 2023

3. BULLION

Gold and silver bullion

During the three months ended March 31, 2023, the Company purchased gold and silver bullion from a bullion bank to hold as treasury assets in accordance with its liquidity management policies.

Bullion is initially recorded at cost on acquisition and subsequently measured at fair value at the end of each reporting period. Changes in the fair value are recognized in the period the changes occur. These changes are recorded to interest and investment income in the consolidated statements of income (loss) and comprehensive income (loss).

Bullion call options

During the three months ended March 31, 2023, the Company sold call options. Call options are instruments that give the option holder the right, but not the obligation, to purchase gold or silver at an agreed upon price in the future. The Company receives an option premium in cash on selling the option, which is recorded as a liability. The value of the option is remeasured using the Black-Scholes option pricing model at each reporting date, with gains or losses recorded as interest and other investment income, along with a corresponding increase to the derivative liability.

As of March 31, 2023, the Company had sold a call option for 400 ounces of gold with an expiry date of April 6, 2023 and a strike price of $1,850 per ounce. The Company also had sold a call option for 50,000 ounces of silver with an expiry date of May 15, 2023 and a strike price of $22.50 per ounce.

4. INVENTORIES

The Company's inventories related to the Las Chispas Mine were comprised of the following:

	March 31, 2023	December 31, 2022
Stockpiled ore	$28,101	$25,669
Work-in-process	635	4,353
Finished goods	7,865	4,897
Materials and supplies	6,312	5,284
Total inventories	$42,913	$40,203

At March 31, 2023, $4,532 (December 31, 2022 - $3,747) of depreciation and depletion and $2,707 (December 31, 2022 - $870) of share-based compensation was included in inventories. The Company did not hold any non-current inventories.

During the three months ended March 31, 2023, the Company expensed $21,078 (March 31, 2022 - $Nil) of inventories to cost of sales.

8

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
THREE MONTHS ENDED MARCH 31, 2023

5. MINERAL PROPERTY, PLANT, AND EQUIPMENT

	Property, plant, and equipment	Construction in progress	Mineral property(1)	Exploration and evaluation assets	Total
Cost
At December 31, 2021	$18,817	$84,283	$62,285	$2,488	$167,873
Additions	22,458	2,257	58,006	-	82,721
Transfers	83,179	(83,179)	-	-	-
Transfers to inventory	-	-	(13,655)	-	(13,655)
At December 31, 2022	124,454	3,361	106,636	2,488	236,939
Additions	146	1,470	7,750	-	9,366
Transfers	1,843	(1,843)	-	-	-
At March 31, 2023	$126,443	$2,988	$114,386	$2,488	$246,305

Accumulated depreciation and depletion
At December 31, 2021	$(2,187)	$-	$-	$-	$(2,187)
Depreciation and depletion for the year(2)	(5,118)	-	(1,536)	-	(6,654)
At December 31, 2022	(7,305)	-	(1,536)	-	(8,841)
Depreciation and depletion for the period(2)	(3,944)	-	(2,449)	-	(6,393)
At March 31, 2023	$(11,249)	$-	$(3,985)	$-	$(15,234)

Carrying amounts
At December 31, 2022	$117,149	$3,361	$105,100	$2,488	$228,098
At March 31, 2023	$115,194	$2,988	$110,401	$2,488	$231,071

(1) Mineral property relates to the producing Las Chispas Mine.

(2) A portion of depreciation and depletion is expensed, including $4,045 (March 31, 2022 - $Nil) recorded to cost of sales during the three months ended March 31, 2023, and the other portion is capitalized as either inventories or mineral property, plant, and equipment. Depletion is only recorded to cost of sales and inventories so any portion capitalized to mineral property, plant, and equipment would solely be depreciation.

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2023	December 31, 2022
Trade payables	$5,020	$5,612
Accrued liabilities	6,261	8,954
Tax liabilities(1)	8,208	5,740
Payroll related liabilities	790	728
Share unit accrued liabilities	3,314	2,382
Accounts payable and accrued liabilities	$23,593	$23,416

(1) During 2022, the Company had its first revenue from operations and determined that it was appropriate to record certain tax liabilities as their likelihood of being realized had increased. The majority of tax liabilities is accrued withholding tax on interest charged on intercompany loan balances and 7.5% special mining tax duty.

9

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
THREE MONTHS ENDED MARCH 31, 2023

7. DEBT

A summary of debt transactions is as follows:

	Three months ended	Year ended
Term Facility	March 31, 2023	December 31, 2022
Balance, beginning of period (year)	$49,591	$-
Drawdown	-	50,000
Transaction costs	-	(417)
Accretion	220	8
Interest expense	840	354
Interest payments	(840)	(354)
Debt repayment	(25,000)	-
Balance, end of period (year)	$24,811	$49,591

Total debt	$24,811	$49,591
Less: current portion	(17,891)	(13,393)
Long-term debt	$6,920	$36,198

Credit Facility

On November 29, 2022, the Company refinanced its 2020 secured project financing facility (the "Project Financing Facility") with a new $120,000 senior secured credit facility (the "Credit Facility") through a syndicate of two banks. The Credit Facility includes a $50,000 term facility ("Term Facility") with a maturity date of November 28, 2025 and a $70,000 revolving facility ("Revolving Facility") with a maturity date of November 27, 2026. On closing of the Credit Facility, the Company fully drew the $50,000 Term Facility and used $40,000 of available cash to repay the outstanding $90,000 Project Financing Facility.

During the three months ended March 31, 2023, the Company voluntarily prepaid $25,000 of Term Facility principal. Subsequently, the Company prepaid an additional $20,000 of the Term Facility principal. As of March 31, 2023, there had been no draws on the Revolving Facility. The Revolving Facility of $70,000 will be available to the Company until November 27, 2026, for general corporate purposes and working capital (funds available to meet current, short-term obligations), subject to customary terms and conditions.

Both the Term Facility and Revolving Facility bear interest at a rate based initially on an adjusted Term secured overnight financing rate as administered by the Federal Reserve Bank of New York ("SOFR"), plus an applicable margin ranging from 2.50% to 3.75%. The Term SOFR margin has been set at 3.00% until June 30, 2023.  The undrawn portion of the Revolving Facility is subject to a standby fee ranging from 0.5625% to 0.8428% per annum.

All debt under the Credit Facility are guaranteed by the Company and its subsidiaries and secured by the assets of the Company and NorCrest Metals Inc. (a subsidiary of the Company) and pledges of the securities of the Company's subsidiaries. The Credit Facility includes certain covenants that are calculated and reported each fiscal quarter. As at March 31, 2023, the Company was in compliance with all covenants.

8. RECLAMATION AND CLOSURE PROVISION

Changes to the reclamation and closure provision related to the Las Chispas Mine were as follows:

	March 31, 2023	December 31, 2022
Balance, beginning of period (year)	$4,590	$2,713
Increase in estimated cash flows resulting from current activities	-	2,566
Changes in estimate	374	(932)
Accretion	107	243
Balance, end of period (year)	$5,071	$4,590

10

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
THREE MONTHS ENDED MARCH 31, 2023

8. RECLAMATION AND CLOSURE PROVISION (continued)

The reclamation and closure cost provision is calculated as the present value of estimated future net cash outflows based on the following key assumptions:

● The discount rate used in discounting the estimated reclamation and closure cost provision was 8.9% (December 31, 2022 - 8.9%) during the three months ended March 31, 2023 and is a risk-free rate based on the Bank of Mexico's 10 year bond rate.

● The majority of the expenditures are expected to occur in 2031 and 2032.

● A 1% change in the discount rate would result in an approximate $500 increase or $400 decrease in the provision, while holding other assumptions consistent.

The undiscounted value of the reclamation and closure provision is estimated to be $12,059 (December 31, 2022 - $11,158) which is calculated using a long-term inflation rate assumption of 4.6% (December 31, 2022 - 4.6%).

9. REVENUE

The Company did not have any revenue prior to the third quarter of 2022. During the three months ended March 31, 2023, the Company had revenue of $57,983 from the sale of 14,200 gold ounces and 1.4 million silver ounces to three customers.

Three months ended March 31, 2023
Gold	$26,676
Silver	31,307
Revenue	$57,983

Customer A	1,800
Customer B	49,456
Customer C	6,727
Revenue	$57,983

10. COST OF SALES

The Company did not have any cost of sales prior to the third quarter of 2022. Cost of sales were:

Three months ended March 31, 2023
Mine	$8,174
Plant	5,174
Indirect	2,484
Production costs	$15,832
Changes in inventories	906
Refining and transportation costs	912
Depletion and depreciation	4,045
Extraordinary mining duty	294
Site share-based compensation	388
Cost of sales	$22,377

11

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
THREE MONTHS ENDED MARCH 31, 2023

10. COST OF SALES (continued)

Production costs and changes in inventories by nature of expense were:

Three months ended March 31, 2023
Salaries and benefits	$2,158
Consultants and contractors	6,711
Utilities and other services	1,049
Supplies and consumables	5,098
Maintenance and mechanical	1,213
Office and other supplies	509
Production costs & changes in inventories	$16,738

11. GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended March 31, 2023	Three months ended March 31, 2022
General and administrative	$1,355	$594
Marketing	153	154
Professional fees	456	255
Remuneration	851	648
General and administrative expenses	$2,815	$1,651

12. INCOME TAX

	Three months ended March 31, 2023	Three months ended March 31, 2022
Income tax expense (recovery) at statutory rate of 27%	$8,739	$(57)
7.5% special mining duty	2,483	-
Change in permanent differences	(3,262)	-
Change in unrecognized temporary differences and other	(2,756)	-
Income tax expense (recovery)	$5,204	$(57)

Income taxes were comprised of:

	Three months ended March 31, 2023	Three months ended March 31, 2022
Current income tax expense (recovery)	$2,483	$(57)
Deferred income tax expense	2,721	-
Income tax expense (recovery)	$5,204	$(57)

13. INTEREST AND FINANCE EXPENSE

	Three months ended March 31, 2023	Three months ended March 31, 2022
Interest expense - debt (note 7)	$1,239	$-
Accretion of reclamation and closure provision (note 8)	107	56
Other financing costs	23	5
Interest and finance expense	$1,369	$61

12

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
THREE MONTHS ENDED MARCH 31, 2023

14. RELATED PARTY TRANSACTIONS

Professional fees

The Company had the following transactions with a law firm of which the Company's Corporate Secretary is a partner.

	Three months ended March 31, 2023	Three months ended March 31, 2022
Professional fees - expense	$57	$44

	March 31, 2023	December 31, 2022
Payable to Koffman Kalef LLP	$21	$12

Key management compensation

The Company's key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and comprise the Company's Chief Executive Officer ("CEO"), President, Chief Financial Officer ("CFO"), Chief Operating Officer ("COO"), and directors. Key management personnel compensation is summarized as follows:

	Three months ended March 31, 2023	Three months ended March 31, 2022
Salaries, short-term incentives, management fees, and directors' fees (1)	$887	$387
Share-based compensation(2)	$898	$375
	$1,785	$762

(1) Salaries, short-term incentives, management fees, and directors' fees include remuneration and short-term benefits paid to the President, CFO, COO, and directors. The management fees were paid to a company controlled by the CEO.

(2) Share-based compensation includes amounts recorded for stock options and share units. Please see note 15 for further details.

Other transactions

● The Company has an allocation of costs agreement with Goldsource Mines Inc. ("Goldsource"), a company related by common directors and officers, whereby the Company shares salaries, administrative services, and other expenses. Amounts allocated to Goldsource are due at the end of each fiscal quarter and accrue interest at a rate of 1% per month, if in arrears for greater than 30 days.

	Three months ended March 31, 2023	Three months ended March 31, 2022
Costs allocated to Goldsource	$27	$20

	March 31, 2023	December 31, 2022
Receivable from Goldsource	$28	$19

15. CAPITAL STOCK

Authorized shares

The Company's authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without nominal or par value.

Issued and outstanding

As of March 31, 2023, the Company had 147,231,264 common shares and no preferred shares outstanding.

During the three months ended March 31, 2023, the Company issued 75,000 common shares at C$3.24 per share for gross proceeds of $179 upon the exercise of stock options.

In 2022, the Company issued 1,507,500 common shares at prices ranging from C$1.84 per share to C$8.24 per share for gross proceeds of $2,467 upon the exercise of stock options.

13

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
THREE MONTHS ENDED MARCH 31, 2023

15. CAPITAL STOCK (continued)

Stock options

The Company has a "rolling 5.5%" stock option plan which authorizes the grant of stock options to directors, officers, employees, and consultants, enabling them to acquire common shares of the Company to a maximum of 5.5% of the then issued and outstanding common shares.

A summary of the Company's stock option transactions during the period (year) is as follows:

	Three months ended March 31, 2023		Year ended December 31, 2022
	Number of	Weighted average	Number of	Weighted average
	options	exercised price (C$)	options	exercised price (C$)
Outstanding, beginning of period (year)	5,560,450	$7.87	6,216,700	$6.37
Granted	-	-	944,500	8.86
Exercised*	(75,000)	3.24	(1,507,500)	2.13
Forfeited	(16,000)	10.53	(93,250)	10.66
Outstanding, end of period (year)	5,469,450	$7.92	5,560,450	$7.87

*During the three months ended March 31, 2023, the weighted average market value of the Company's shares at the dates of exercise was C$7.64 (December 31, 2022 - C$9.14).

During 2022, the Company granted 944,500 stock options to certain employees, a consultant, and directors with exercise prices ranging from C$7.31 to C$11.14 and expiring five years from the grant date. 157,000 options granted in 2022 to a consultant vest over a 32-month period with 50% of the options vesting after each of 20 months and 32 months after the grant date, respectively. The remaining options vest over a 3-year period with 1/3 of the options vesting after each of one year, two years, and three years after the grant date, respectively.

Stock options outstanding and exercisable as of March 31, 2023 are as follows:

		Options outstanding		Options exercisable
	Exercise	Number of shares	Remaining life	Number of shares
Expiry date	price (C$)	issuable on exercise	(years)	issuable on exercise
December 14, 2023	$3.24	1,160,000	0.71	1,160,000
May 30, 2024	$4.54	110,250	1.17	110,250
September 4, 2024	$8.21	836,250	1.43	836,250
December 19, 2024	$8.24	740,450	1.75	740,450
September 14, 2025	$12.53	125,000	2.46	83,333
November 11, 2025	$12.63	25,000	2.62	16,667
December 7, 2025	$11.22	50,000	2.69	33,333
February 25, 2026	$10.87	706,000	2.91	470,667
July 26, 2026	$9.97	100,000	3.32	33,333
August 3, 2026	$10.80	37,500	3.35	12,500
December 21, 2026	$9.79	634,500	3.73	211,500
April 1, 2027	$11.14	70,000	4.01	-
May 2, 2027	$9.69	157,000	4.09	-
July 11, 2027	$7.31	25,000	4.28	-
December 16, 2027	$8.50	692,500	4.72	-
		5,469,450		3,708,283

The weighted average remaining life of options outstanding is 2.40 years.

14

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
THREE MONTHS ENDED MARCH 31, 2023

15. CAPITAL STOCK (continued)

Share-based compensation

The fair value of options granted during 2022 was estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

Year ended December 31, 2022
Expected option life (years)	3.48
Expected volatility	55.35%
Expected dividend yield	-
Risk-free interest rate	3.10%
Expected forfeiture rate	1.00%
Fair value per option (C$)	$3.72
Total fair value	$2,701

A summary of the Company's share-based compensation for options vested during the period is as follows:

	Three months ended March 31, 2023	Three months ended March 31, 2022
Share-based compensation expense	$254	$245
Share-based compensation recorded to inventories	322	-
Exploration and evaluation expenditures	9	113
Mineral property, plant, and equipment additions	89	436
Total share-based compensation on vested options	$674	$794

Share-based compensation expense
Share-based compensation expense - stock options	$254	$245
Share-based compensation expense - deferred share units	255	141
Share-based compensation expense - restricted share units	92	34
Share-based compensation expense - performance share units	117	-
Total, share-based compensation expense	$718	$420

Share-based payment reserve

The share-based payment reserve records items recognized as share-based compensation. At the time that stock options are exercised, the corresponding amount is reallocated to share capital or, if cancelled or expired, the corresponding amount is reallocated to deficit.

A summary of share-based payment reserve transactions is as follows:

	Three months ended March 31, 2023	Year ended December 31, 2022
Balance, beginning of period (year)	$10,945	$9,782
Share-based compensation, stock options	674	2,943
Stock options exercised, reallocated to capital stock	(115)	(1,608)
Stock options forfeited, reallocated to deficit	(36)	(172)
Balance, end of period (year)	$11,468	$10,945

15

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
THREE MONTHS ENDED MARCH 31, 2023

15. CAPITAL STOCK (continued)

Deferred share units ("DSUs")

A summary of the Company's DSU transactions, shown in number of DSUs, during the period (year) is as follows:

	Three months ended March 31, 2023	Year ended December 31, 2022
Outstanding, beginning of period (year)	228,000	156,500
Granted(1)	-	96,000
Vested and settled in cash(2)	-	(24,500)
Outstanding, end of period (year)	228,000	228,000

(1) All DSUs were granted to independent directors of the Company.

(2) During 2022, 24,500 DSUs were settled in cash totalling $218.

Share-based compensation expense and accrued DSU liability

The following table summarizes the change in the accrued DSU liability:

	Three months ended March 31, 2023	Year ended December 31, 2022
Outstanding, beginning of period (year)	$1,364	$1,234
Settlement of DSUs during the period (year)	-	(218)
Change in accrued DSU liability(1)	255	430
Effect of foreign currency translation	-	(82)
Outstanding, end of period (year)(2)	$1,619	$1,364

(1) Change in accrued DSU liability was recorded as share-based compensation expense.

(2) As at March 31, 2023, the market value of the Company's common shares was C$9.61 (December 31, 2022 - C$8.10).

Restricted share units ("RSUs")

A summary of the Company's RSU transactions, shown in number of RSUs, during the period (year) is as follows:

	Three months ended March 31, 2023	Year ended December 31, 2022
Outstanding, beginning of period (year)	249,498	83,500
Granted(1)(2)	-	195,500
Vested and settled in cash	-	(27,002)
Forfeited	-	(2,500)
Outstanding, end of period (year)	249,498	249,498

(1) RSUs were granted to certain employees, consultants, and directors of the Company.

(2) During 2022, 13,000 RSUs were granted to a consultant and vest over a 32-month period with 50% of the RSUs vesting after each of 20 months and 32 months after the grant date respectively. The remaining RSUs granted during 2022 vest over a 3-year period with 1/3 of the RSUs vesting after each of one year, two years, and three years after the grant date, respectively.

16

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
THREE MONTHS ENDED MARCH 31, 2023

15. CAPITAL STOCK (continued)

RSUs (continued)

The following table summarizes the change in the accrued RSU liability:

	Three months ended March 31, 2023	Year ended December 31, 2022
Outstanding, beginning of period (year)	$254	$11
Settlement of RSUs during the period (year)	-	(175)
Liability of forfeited RSUs(1)	-	(6)
Change in accrued RSU liability(1)	280	435
Effect of foreign currency translation	-	(11)
Outstanding, end of period (year)(2)	$534	$254

(1) During the three months ended March 31, 2023, the Company recorded net share-based compensation of $280 (March 31, 2022 - $112), including an expense of $92 (March 31, 2022 - $34), inventories costs of $145 (March 31, 2022 - $Nil), exploration and evaluation expenditures of $4 (March 31, 2022 - $18), and mineral property, plant, and equipment cost of $39 (March 31, 2022 - $60).

(2) As at March 31, 2023, the market value of the Company's common shares was C$9.61 (December 31, 2022 - C$8.10).

Performance share units ("PSUs")

Three months ended March 31, 2023

During the three months ended March 31, 2023, the Company issued 61,875 (March 31, 2022 - Nil) PSUs to executive officers of the Company in relation to the successful ramp-up of the Las Chispas processing plant which vest on December 31, 2023.

Year ended December 31, 2022

During 2022, the Company issued 173,750 PSUs to executive officers of the Company, with 82,500 PSUs being in relation to the completion of construction of the Las Chispas Mine, to vest on June 1, 2023. The remaining 91,250 PSUs were granted as part of executive officers long-term incentive plans. Vesting of these PSUs on the third anniversary of the grant date may range from 0% to 200% of the number of PSUs granted based on relative total shareholder return against designated peer group of companies over a three-year performance period.

The following table summarizes the change in the accrued PSU liability:

	Three months ended March 31, 2023	Year ended December 31, 2022
Outstanding, beginning of period (year)	$764	$-
Share-based compensation for PSUs(1)	395	795
Effect of foreign currency translation	2	(31)
Outstanding, end of period (year)(2)	$1,161	$764

(1) During the three months ended March 31, 2023, the Company recorded share-based compensation of $395 (March 31, 2022 - $Nil), including an expense of $117 (March 31, 2022 - $Nil), inventories costs of $226 (March 31, 2022 - $Nil), exploration and evaluation expenditures of $Nil (March 31, 2022 - $Nil) and mineral property, plant, and equipment of $52 (March 31, 2022 - $Nil).

(2) As at March 31, 2023, the market value of the Company's common shares was C$9.61 (December 31, 2022 - C$8.10).

16. SEGMENTED INFORMATION

During the three months ended March 31, 2023, the Company had one operating segment: the Las Chispas Mine. Corporate includes the corporate team that provides administrative, technical, financial, and other support to the Company's business units. Compared to the period three months ended March 31, 2022, the Company had two operating segments: the Las Chispas Mine and El Picacho Property ("Picacho"), which is in the exploration phase. During the three months ended March 31, 2023, El Picacho Property is included under Corporate.

17

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
THREE MONTHS ENDED MARCH 31, 2023

16. SEGMENTED INFORMATION (continued)

Significant information relating to the Company's reportable operating segments during the three months ended March 31, 2023 and 2022 is summarized below:

	Las Chispas	Corporate	Total
Revenue for the three months ended March 31, 2023	$57,983	$-	$57,983
Income (loss) for the three months ended March 31, 2023	$32,206	$(5,041)	$27,165

Capital additions during the three months ended March 31, 2023
Mineral property	$7,750	$-	$7,750
Plant and equipment	1,616	-	1,616
Total capital additions	$9,366	$-	$9,366

	Picacho	Las Chispas	Corporate	Total
Loss for the three months ended March 31, 2022	$(1,709)	$(56)	$(6,981)	$(8,746)

Mineral property	$-	$14,103	$-	$14,103
Plant and equipment	-	7,296	-	7,296
Total capital additions	$-	$21,399	$-	$21,399

	Las Chispas	Corporate	Total
As at March 31, 2023
Total assets	$308,932	$53,324	$362,256
Total liabilities	$43,119	$13,796	$56,915

	Picacho	Las Chispas	Corporate	Total
As at December 31, 2022
Total assets	$2,489	$283,358	$69,502	$355,349
Total liabilities	$269	$64,952	$13,134	$78,355

17. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure.  These risks include liquidity, foreign currency, credit, commodity price, and interest rate risks. Where material, these risks are reviewed and monitored by the Board of Directors.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company's cash and cash equivalents and bullion are invested in business accounts or stored with quality financial institutions and are available on demand to fund the Company's operations.

The Company enters into contracts that give rise to commitments in the normal course of business. The following table summarizes the remaining contractual cash flows of the Company's financial liabilities and operating and capital commitments, shown in contractual undiscounted cash flows, at March 31, 2023:

	Less than 1 year	Between 1 - 3 years	Between 4 - 5 years	After 5 years	Total
Accounts payable and accrued liabilities	$23,593	$-	$-	$-	$23,593
Lease liabilities(2)	121	140	102	108	471
Credit facility(1)	19,371	7,193	-	-	26,564
Reclamation and closure provision(2)	-	-	-	12,059	12,059
TOTAL	$43,085	$7,333	$102	$12,167	$62,687

(1) Debt interest payments calculated based on interest rate in effect on March 31, 2023. Interest rate may vary (note 7).

(2) Estimated undiscounted cash flows.

18

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
THREE MONTHS ENDED MARCH 31, 2023

17. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

Liquidity risk (continued)

The Company believes its cash and cash equivalents at March 31, 2023 of $45,765 and continuing revenue and profitable operations are sufficient to settle its commitments through the next 12 months.

Foreign currency risk

The Company operates in Canada and Mexico and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies. The operating results and the financial position of the Company are reported in US$. The functional currency of the parent entity is C$ and therefore the Company is exposed to foreign currency risk from financial instruments denominated in currencies other than C$. The functional currency of the Company's subsidiaries is US$ and therefore the Company's subsidiaries are exposed to foreign currency risk from financial instruments denominated in currencies other than US$.

The Company is exposed to foreign currency risk through the following financial assets and liabilities, expressed in US$:

	US Dollar	Mexican Peso	Total
March 31, 2023
Cash and cash equivalents	$24,374	$459	$24,833
Accounts receivable	75	12	87
Value-added taxes receivable	-	35,385	35,385
Total financial assets	24,449	35,856	60,305
Less: accounts payable and accrued liabilities	(302)	(5,626)	(5,928)
Less: debt	(24,811)	-	(24,811)
Net financial assets (liabilities)	$(664)	$30,230	$29,566

The Company is primarily exposed to fluctuations in the value of C$ against US$ and US$ against Mexican pesos ("MX$"). With all other variables held constant, a 1% change in C$ against US$ or US$ against MX$ would result in the following impact on the Company's net income for the year:

March 31, 2023
C$/US$ exchange rate - increase/decrease 1%	$7
US$/MX$ exchange rate - increase/decrease 1%	$302

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and accounts receivable.

The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents and bullion with high-credit quality financial institutions. From time to time, the Company will have certain liquid financial assets on deposit with or held by multiple high-credit quality financial institutions as a risk mitigation practice. The Company’s cash and cash equivalents are on deposit with The Bank of Montreal ("BMO") in Canada and Bank of Nova Scotia in Mexico and bullion is stored with BMO in Canada. The Company has not recognized any expected credit losses with respect to interest receivable as the amounts are due from high-credit quality financial institutions and the risk of default is considered negligible. The carrying amount of financial assets, as stated in the consolidated statement of financial position, represents the Company’s maximum credit exposure.

Precious metal price risk

The Company is exposed to price risk on precious metals that impact the valuation of the Company’s derivative positions, comprised of gold and silver call options written, which has a direct and immediate impact on net earnings. The prices of precious metals are volatile and affected by many factors beyond the Company’s control, and there can be no assurance that precious metal prices will not be subject to wide fluctuations in the future. A substantial or extended change in precious metal prices could have an adverse effect on the Company’s financial position, income, and cash flows.

19

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
THREE MONTHS ENDED MARCH 31, 2023

17. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

Interest rate risk

Interest rate risk is the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in market interest rates. The Company's exposure to interest rate risk arises primarily from the interest rate impact on its cash and cash equivalents and debt. The Company's cash and cash equivalents are held or invested in highly liquid accounts with both floating and fixed rates of interest, in order to achieve a satisfactory return for shareholders.

At March 31, 2023, the weighted average interest rate earned on the Company's interest bearing cash and cash equivalents was 5.09%. With all other variables unchanged, a one percentage point change in interest rates would result in approximately a $278 increase/decrease in the Company's income and comprehensive income, annually.

The Company's debt has an interest rate of the adjusted SOFR plus an additional term interest rate margin ranging from 2.50% to 3.75%. The term interest rate margin is set at 3.00% until June 30, 2023 after which point it may vary. At March 31, 2023, adjusted SOFR was 4.78% and the term interest rate margin was 3.00% for a total interest rate of 7.88% and a one percentage point increase in interest rates would result in a $110 increase in interest, annually.

Financial instruments carrying value and fair value

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and debt.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. The level of measurement for each financial instrument is determined by the lowest level of significant inputs.

The carrying value of accounts receivable and accounts payable and accrued liabilities (except as noted) approximate their fair values due to the short-term nature of these instruments. In relation to the Company's SU plan (note 15), the Company recorded the fair value of SUs in accounts payable and accrued liabilities. The Company also recorded a derivative liability on its call options (note 3) in accounts payable and accrued liabilities. Both of these items are measured using level 2 inputs. The carrying value of debt approximates its fair value as a result of the debt's variable interest rates that float in line with market interest rates. The margin interest rate that is charged, in addition to the SOFR, is also floating.

20

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
THREE MONTHS ENDED MARCH 31, 2023

17. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

Financial instruments carrying value and fair value (continued)

The following table summarizes the carrying value and fair value, by level, of the Company's financial instruments. It does not include fair value information for financial instruments not measured at fair value if the carrying amount reasonably approximates the fair value because of their short-term nature.

	Carrying value		Fair value
	Fair value through
	profit and loss	Amortized cost	Level 1	Level 2	Level 3
March 31, 2023
Financial assets
Accounts receivable	$-	$181	$-	$-	$-

Financial liabilities
Accounts payable and accrued liabilities	(3,435)	(20,158)	-	(3,435)	-
Debt	-	(24,811)	-	-	(24,811)
Net financial instruments	$(3,435)	$(44,788)	$-	$(3,435)	$(24,811)

December 31, 2022
Financial assets
Accounts receivable	$-	$179	$-	$-	$-

Financial liabilities
Accounts payable and accrued liabilities	(2,382)	(21,034)	-	(2,382)	-
Debt	-	(49,591)	-	-	(49,591)
Net financial instruments	$(2,382)	$(70,446)	$-	$(2,382)	$(49,591)

18. SUBSEQUENT EVENT

Subsequent to March 31, 2023, the Company prepaid Term Facility principal of $20,000.

21